Filed Pursuant to Rule 433

April 6, 2020

Relating to Preliminary Prospectus Supplement dated April 6, 2020 to

Prospectus dated December 15, 2017

Registration No. 333-222102

Hewlett Packard Enterprise Company

Pricing Term Sheet

$1,250,000,000 4.450% Notes due 2023 (the “2023 Notes”)

Issuer:	Hewlett Packard Enterprise Company

Ratings (Moody’s / S&P / Fitch):	Baa2/BBB/BBB+(1)

Trade Date:	April 6, 2020

Settlement Date:	April 9, 2020(2)

Maturity Date:	October 2, 2023

Principal Amount Offered:	$1,250,000,000

Price to Public (Issue Price):	99.956% of the principal amount

Interest Rate:	4.450%

Interest Payment Dates:	Semi-annually on April 2 and October 2 of each year, beginning on October 2, 2020

Benchmark Treasury:	UST 0.500% due March 15, 2023

Benchmark Treasury Price and Yield:	100-15; 0.339%

Spread to Benchmark Treasury:	+412.5 basis points

Re-offer Yield:	4.464%

Day Count Convention:	30/360

Optional Redemption:	At any time prior to September 2, 2023 (one month prior to maturity), make-whole redemption at Treasury Rate plus 50 basis points. On or after September 2, 2023 (one month prior to maturity), redemption at par.

CUSIP:	42824C BG3

ISIN:	US42824CBG33

Denominations:	$2,000 × $1,000

Joint Book-Running Managers:	BNP Paribas Securities Corp. Citigroup Global Markets Inc. J.P. Morgan Securities LLC BofA Securities, Inc. NatWest Markets Securities Inc. Santander Investment Securities Inc.

Co-Managers:

HSBC Securities (USA) Inc.

Wells Fargo Securities, LLC

Mizuho Securities USA LLC

Deutsche Bank Securities Inc.

MUFG Securities Americas Inc.

TD Securities (USA) LLC

Barclays Capital Inc.

Goldman Sachs & Co. LLC

ING Financial Markets LLC

SG Americas Securities, LLC

Loop Capital Markets LLC

U.S. Bancorp Investments, Inc.

ANZ Securities, Inc.

Credit Agricole Securities (USA) Inc.

Credit Suisse Securities (USA) LLC

Standard Chartered Bank

Siebert Williams Shank & Co., LLC

(1) A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

(2) We expect that delivery of the 2023 Notes will be made against payment therefor on or about the settlement date specified in this communication, which will be the third U.S. business day following the date of the pricing of the 2023 Notes. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the 2023 Notes on any date prior to the second business day before delivery will be required by virtue of the fact that the notes initially will settle in three business days to specify alternative settlement arrangements to prevent a failed settlement and should consult their own advisors.

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The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the Preliminary Prospectus Supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Interested parties may also obtain a prospectus and the related prospectus supplement by requesting it from BNP Paribas Securities Corp. toll-free at 1-800-854-5674, Citigroup Global Markets Inc. toll free at 1-800-831-9146 and J.P. Morgan Securities LLC collect at 1-212-834-4533.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER MAIL SYSTEM.